Exhibit 99.1

News release

Biofrontera AG: German Federal Supreme Court overturns ruling of the Cologne Higher Regional Court

Leverkusen, Germany, September 22, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that in ruling on September 22, 2020, the German Federal Supreme Court overturned a decision by the Cologne Higher Regional Court dated November 15, 2018, which was directed against the Company. The overturned ruling of the Cologne Higher Regional Court concerned an action for rescission and annulment brought by the shareholder Deutsche Balaton AG against certain resolutions of the Annual General Meeting held on May 24, 2017. The matter has now been referred back to the Cologne Higher Regional Court for retrial and decision. The reasons for the ruling of the Federal Supreme Court are currently not available to the Company.

Context and chronology of the legal dispute as published on August 26, 2020 in Biofrontera's interim financial report 2020:

In June 2017, Biofrontera AG was served with a claim by the shareholder Deutsche Balaton AG, aimed at rescission and nullification of certain resolutions of the Annual General Meeting held on May 24, 2017. The lawsuit was dismissed by the Cologne Regional Court in December 2017. On appeal by Deutsche Balaton AG, the Cologne Higher Regional Court granted the action in November 2018. In its ruling, the Cologne Higher Regional Court did not allow a review of the judgment by the Federal Supreme Court. Since the company considered the judgment of the Cologne Higher Regional Court to be incorrect, it filed a non-admission appeal at the Federal Supreme Court, which was granted in May 2020.

In its ruling of September 22, 2020, the German Federal Supreme Court overturned the decision of the Cologne Higher Regional Court and referred the case back to the Cologne Higher Regional Court for retrial and decision.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102